NEWS RELEASE
CIBC announces organizational changes to build on business performance and further its strategy of delivering consistent and sustainable earnings
Toronto, Mar. 28, 2011 — CIBC (TSX: CM) (NYSE: CM) today announced a number of senior level organizational changes to further build on the bank’s business performance and support the continued execution of its strategy.
“CIBC has made significant progress against our strategic imperative to achieve consistent and sustainable earnings,” said CIBC President and CEO Gerry McCaughey. “We have established market leadership in many of our core Canadian businesses, built one of the soundest capital bases of any bank in North America and invested significantly in our products, services and our employees while greatly enhancing the value we provide our clients.
“The changes we are announcing today will enable us to continue to execute our strategy while providing key members of our management team expanded responsibilities and new mandates that will be critical as we continue to grow our business.”
Specifically, the following appointments are being made today:
•	Richard Nesbitt has been named Senior Executive Vice President, CIBC, and Group Head,Wholesale, International and Technology and Operations. In this role, Richard will maintain his current responsibilities for CIBC’s Wholesale Banking business, Technology and Operations and Corporate Development. He will also take on additional responsibility for the bank’s Corporate Strategy, CIBC’s International Operations, including FirstCaribbean, and Treasury. Richard was previously President and CEO of the Toronto Stock Exchange.

•	David Williamson has been named Senior Executive Vice President, CIBC, and Group Head, Retail and Business Banking. In this role, David will be responsible for CIBC’s Canadian Personal and Business Banking operations. David has been Chief Financial Officer of CIBC since January 2008. Prior to joining CIBC, David was President and CEO of two publicly-listed companies in addition to holding senior executive positions with other financial services institutions.

•	Kevin Glass has been named Senior Executive Vice President, CIBC, and Chief Financial Officer replacing David Williamson. As part of this role, Kevin will become a member of the bank’s Senior Executive Team, reporting to the CEO. Kevin has been with CIBC since January 2009. Prior to joining CIBC, Kevin was Chief Financial Officer of a number of Canadian companies.

•	Victor Dodig has been named Senior Executive Vice President, CIBC, and Group Head, Wealth Management. In this role, Victor will join CIBC’s Senior Executive Team and report to the CEO. Victor has been with CIBC since 2005 and has held leadership roles with many of CIBC’s Retail and Wealth Management businesses.
“These individuals are accomplished leaders with a proven track record of success,” said McCaughey. “I look forward to working closely with them as CIBC moves forward on its strategy of delivering sustainable business growth.”
In addition, Sonia Baxendale, Senior Executive Vice-President and President of Retail Markets, will be leaving CIBC.
“I would like to thank Sonia for her significant contribution to CIBC over many years,” McCaughey said. “Thanks to Sonia’s leadership our Retail Markets franchise today is strong, with market-leading positions in many businesses and a track record of innovation that has enhanced the value we provide our clients. I would also like to recognize Sonia’s leadership on initiatives to strengthen the overall CIBC brand.”
CIBC is a leading North American financial institution with nearly 11 million personal banking and business clients. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, and has offices in the United States and around the world. You can find other news releases and information about CIBC in our Press Centre on our corporate website at www.cibc.com.
This news release contains forward-looking statements within the meaning of certain securities laws. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement except as required by law.

Contact: Stephen Forbes, CIBC, 416-956-3330